SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

BBVA Francés reports consolidated second quarter results for fiscal year 2017

Buenos Aires, August 10, 2017 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX:

BFR.LA) reports consolidated second quarter results for the January-December 2017 financial year.

Highlights of the quarter

•	BBVA Francés reached net income of AR$ 1,322.8 million in the first six months of 2017, while the result for the quarter registered a loss of AR$ 282.9 million.

•	It is important to mention that the first quarter of 2017 includes a net profit of AR$ 1,185.8 million due to the reduction in the provision for income tax, resulting in the application of the inflation adjustment in the calculation of such tax for the fiscal year 2016. Subsequent, in May 2017, the Central Bank of Argentina (BCRA) requested to record a provision for possible contingencies for the same amount, without issuing a judgment on the fiscal position adopted by the Bank, which remains unchanged.

•	Therefore, without taking this effect into consideration for both periods, the net income for the second quarter of 2017 reached AR$ 902.8, compared to AR$ 419.9 million for the first quarter.

•	Net financial income showed a good performance, increasing 12% compared to the previous quarter, mainly due to the growth of activity and the improvement of the funding mix, in addition to lower average balances of physical bills in local currency.

•	Although income from commissions continued to show positive development, the negative variation of 3.5% compared to the previous quarter and the year-over-year growth of 17.4% are affected by the impact of the reduction in merchant discount rate implemented in April 2017, situation that will begin to regularize in the next quarter through renegotiation of alliances.

•	Administrative expenses grew 4.5% and 36.9% compared to the first quarter of 2017 and to the second quarter of 2016, respectively.

•	In terms of activity, the private sector loan portfolio reached a total of AR$ 89,517.9 million, growing 8.0% in the quarter and 35.9% in the last twelve months.

•	Total non-performing loan ratio remains at 0.85%, similar to the previous quarter and to the same quarter of 2016, while coverage was 243.3% as of June 30, 2017. BBVA Francés maintains a leading position in the Argentine financial system in terms of asset quality.

•	Total deposits reached AR$ 125,674.2 million, growing at a slower rate this quarter (2.3%), mainly by the allocation of foreign exchange deposits to mutual funds, while they increased 35.4% compared to June 2016. As of June 30, 2017, sight deposits represented 62% of the total deposits in pesos compared to 57% in the previous quarter.

•	BBVA Francés maintains high levels of liquidity; as of June 30, 2017, liquid assets (cash and due from banks plus Central Bank bills and notes) represented 43.4% of the Bank’s deposits, compared to 47.4% the previous quarter.

•	The capital ratio reached 13.1%, 63 and 242 basis points less compared to March 2017 and to the second quarter of 2016, respectively.

Other events

•	In July 2017, BBVA Francés carried out a primary follow-on equity offering in Argentina and abroad, issuing 75,781,788 new ordinary shares.

•	Following the offering, BBVA Francés’ share capital reached AR$ 612,659,638. The BBVA Group maintains control of the entity with 66.55% of the shares, with a remaining 33.45% free float.

•	The objective of the issuance is to sustain the ambitious growth plan that BBVA Francés is implementing, taking advantage of the opportunities that exist in both the retail and commercial business lines.

•	On August 4, BBVA Francés carried out a Repurchase Agreement (Repo) transaction with the Argentine Republic in the amount of USD 200 million, with maturity in December 2018.

•	On July 18, 2017, the BCRA approved the cash dividend payment for the fiscal year 2016. On August 10, 2017, BBVA Francés paid out AR$ 911 million, equal to 148.69% of the share capital or $ 1.4869 per share.

Regulatory changes

•	On June 23, 2017, the BCRA issued communication “A” 6259, which renews the quotas for “credit line for production financing and financial inclusion” under the same framework as during the first half of the year. Thus, financial entities must maintain, as of July 1, 2017, a financing balance equal to, at minimum, 18% of the non-financial private sector deposits in pesos, calculated as a function of the monthly average of daily balances of May 2017.

Economic environment

		Quarter ended
Main Macroeconomic figures		06-30-17	03-31-17	12-31-16	09-30-16	06-30-16
GDP	var % y/y	—	0.3%	-1.9%	-3.7%	-3.7%
Inflation (1)	var % y/y	23.4%	35.0%	41.0%	43.1%	47.1%
End of period	var % q/q	5.6%	7.1%	6.2%	2.7%	15.5%
CER	Quarterly adjustment	7.0%	4.6%	4.5%	7.4%	9.5%
Exchange Rate	Pesos x US$	16.60	15.38	15.85	15.26	14.92
Reserves	US$	47,995	50,522	39,308	29,902	30,507
Total Private Loans	var % q/q	11.6%	5.6%	12.0%	6.3%	7.9%
	var % y/y	40.3%	35.6%	31.5%	30.6%	32.2%
Total Private Deposits	var % q/q	7.0%	1.8%	20.7%	5.3%	7.0%
	var % y/y	38.5%	38.5%	43.4%	37.2%	36.7%
Badlar interest rate	Weighted avg. quarterly	19.5%	19.8%	21.1%	24.6%	30.2%

(1)	CPI-CABA

The first quarter of the year showed growth of 0.3% in real GDP, compared to the same quarter of 2016.

Inflation in the second quarter of the year was 5.6% according to the Buenos Aires CPI. The variation in comparison to the same period of 2016 was 23.4%.

In July 2017, the INDEC (Instituto Nacional de Estadlstica y Censos de la Republica) published the National CPI, which covers the entire Argentine territory. The first report included information since January 2017 and showed monthly inflation of 1.2% in June, with accumulated inflation of 11.8% in the first half of 2017. The BCRA will use this index as the reference stabilization coefficient (CER; acronym in Spanish) and as a reference to set monetary policy within the inflation target framework.

In the second quarter of the year, the fiscal target was exceeded and the primary deficit reached AR$ 102.9 billion, growing 53.9% compared to the deficit recorded during the same period of 2016.

The trade balance registered a deficit of USD 1.5 billion in the second quarter of the year compared to a surplus of USD 1.0 billion recorded in the same period of 2016. This result is mainly the consequence of a strong increase in imports.

In the foreign exchange market, the peso depreciated 7.9%, from an exchange rate of $ 15.38 per USD in March 2017 to $ 16.60 at the end of June.

International reserves totaled USD 47.9 billion as of June 30, 2017, a decrease of USD 2.5 billion compared to the March 2017 balance.

Total private loans in the financial system grew 11.6% compared to the previous quarter and 40.3% year-over-year. The stock of private loans in pesos increased 7.9% and 30.1%, while loans denominated in dollars increased 24.0% and 104.8% in the same periods, respectively.

Private total deposits increased by 7.0% in the second quarter and 38.5% compared to June 2016. Private sector deposits in pesos increased 7.7% and 25.6% in the same periods, while those denominated in dollars fell 2.9% in the quarter and grew 89.7% in the last twelve months.

Presentation of the information

•	The balances in foreign currency as of June 30, 2017 were converted into pesos at the exchange rate of reference published by the BCRA for that date (AR$ 16.60 / USD).

•	The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of the BBVA Francés Group. The Bank’s share interest in Grupo Consolidar - BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation) is shown as “Investments in Other Companies” (recorded under the equity method), and the corresponding results are included in “Income from Equity Investments”.

•	Information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Disclaimer

This press release contains or may contain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Results for the Quarter

BBVA Francés has set the goal of reaffirming its leadership position in the Argentine market. To this end, it has defined an ambitious growth plan.

In this regard, the Bank has added 400,000 new clients in the last two years, 68,000 in the last quarter.

This strategy has been developed through both traditional and digital channels, with the latter already representing 50% of new incorporations.

In order to promote such growth, BBVA Francés is strengthening its capabilities in the digital world, in the value of its business alliances, which make it possible to offer products that are very attractive to clients and in the excellent risk management, which translates into greater flexibility to act decisively within this process.

This strategy has made it possible to win customers quickly and at a lower long-term cost, since it avoids generating a permanent physical structure of fixed costs in an environment where customers will increasingly demand digital solutions.

On the other hand, the acquisition costs have a full and immediate impact on the income statement, while the incomes coming from these new accounts is gradual, affecting the potential for generating results in the short term.

Condensed Income Statement (1)		Quarter ended				Δ% quarter ended 06-30-17 vs quarter ended
In thousands of $ except income per share,
ADS	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Net Financial Income	3,432,939	3,063,776	3,252,260	2,836,361	3,342,802	12.0%	2.7%
Provision for loan losses	(356,386)	(323,969)	(331,013)	(226,335)	(336,129)	10.0%	6.0%
Net income from services	1,191,061	1,234,102	1,076,422	1,300,901	1,014,393	-3.5%	17.4%
Administrative expenses	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)	(2,211,679)	4.5%	36.9%
Operating income	1,240,556	1,076,290	1,137,099	1,537,488	1,809,387	15.3%	-31.4%
Income (Loss) from equity investments	155,131	19,491	17,083	20,132	102,183	695.9%	51.8%
Income (Loss) from Minority interest	(29,601)	(27,853)	(13,547)	(24,753)	(34,113)	6.3%	-13.2%
Other Income/Expenses	(1,168,459)	855,111	(141,517)	(4,163)	(27,480)	236.6%	n/a
Income Tax / Minimum Presumed Tax	(480,622)	(317,269)	(416,713)	(595,779)	(886,719)	51.5%	-45.8%
Net income for the period	(282,995)	1,605,770	582,405	932,925	963,258	-117.6%	-129.4%
Net income per share (2)	(0.53)	2.99	1.08	1.74	1.79	-117.6%	-129.4%
Net income per ADS (3)	(1.58)	8.97	3.25	5.21	5.38	-117.6%	-129.4%
Net Income not considerig fiscal provision	902,805	419,970	582,405	932,925	963,258	115.0%	-6.3%

(1)	Exchange rate: AR$ 16.60 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

Main figures		Quarter ended				Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
ROA (Average Assets) (1)	-0.6%	3.9%	1.6%	2.8%	3.1%	-116.4%	-120.3%
ROE (Average Shareholders’ Equity) (1)	-6.7%	38.7%	14.3%	24.0%	25.9%	-117.2%	-125.8%
NIM (1)(2)	11.4%	11.7%	11.6%	14.2%	12.5%	-2.4%	-8.5%
Net fee income / Net operating Income (3)	25.8%	28.7%	24.9%	31.4%	23.3%	-10.3%	10.6%
Coverage ratio (4)	39.3%	42.6%	37.6%	54.8%	45.9%	-7.6%	-14.2%
Efficiency ratio (5)	65.5%	67.4%	66.1%	57.4%	50.8%	-2.9%	29.0%

(1)	Annualized.
(2)	Net interest Margin: Financial Income-Financial Expenses (include Gross Income Tax and SEDESA) / Average Interest-Earning Assets (net of foreign exchange difference)
(3)	Operative income: Net financial income + Net income from services
(4)	Net income from services / Adm.Expenses
(5)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income		Quarter ended				Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Financial Income	5,637,429	5,280,611	5,540,183	5,472,394	6,159,658	6.8%	-8.5%
Income from financial intermediation	4,039,850	4,060,877	4,096,831	4,130,077	4,086,635	-0.5%	-1.1%
CER adjustment	155,398	100,285	97,613	168,496	148,734	55.0%	4.5%
Income Securities and short term inv.	778,964	593,345	807,994	805,340	1,516,966	31.3%	-48.6%
Foreign exchange difference	431,991	306,004	458,312	240,758	333,214	41.2%	29.6%
Others	231,226	220,100	79,433	127,723	74,109	5.1%	212.0%
Financial Expenses	-2,204,490	-2,216,835	-2,287,923	-2,636,033	-2,816,856	-0.6%	-21.7%
Net Financial Income	3,432,939	3,063,776	3,252,260	2,836,361	3,342,802	12.0%	2.7%

Net financial income grew 12% in comparison with the previous quarter, sustained by the positive performance of the intermediation with the private sector. Although the lending rates continue to experience downward pressure, the improvement in the financing structure and lower time deposits rates partially offset this effect.

Other factors that contributed to this improvement are a lower stock of physical bills, as a consequence of actions implemented to regularize this situation, which will continue in the coming months, and the higher income from foreign exchange difference due to the devaluation of the peso.

The NIM fell 31 basis points mainly due to the greater weight of activity in dollars, which has a smaller margin, while the NIM by currency remain stable compared to the previous quarter.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	06-30-17		03-31-17		06-30-16
(Averege in thouhand of AR$)			Capital	Rate	Capital	Rate
Interest-Earning Assets	106,177,951	19.6%	96,291,026	21.1%	80,967,369	29.0%
Interest-Bearing Liabilities	85,211,913	8.0%	80,036,663	8.7%	60,442,821	15.84%
NIM	11.4%		11.7%		12.5%

A table of return on assets and cost of liabilities is included by currency: pesos and dollars.

Interest-Earning Assets & Interest-Bearing Liabilities $	30-06-16		Quarter ended 03-31-17		30-06-16
(Average in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	85,899,553	23.6%	79,754,949	24.9%	71,733,385	29.0%
Public Bonds	15,203,478	22.4%	10,195,793	25.7%	14,813,119	38.5%
Loans	64,125,816	23.9%	63,688,772	24.8%	54,807,125	26.5%
Public Sector	—	—	28,260	35.6%	71,240	55.4%
Private Sector	64,125,816	23.9%	63,660,512	24.8%	54,735,885	26.5%
Other interest-earning assets	6,570,258	23.6%	5,870,383	24.6%	2,113,141	24.8%
Interest-Bearing Liabilities	54,708,191	11.6%	54,803,079	12.6%	60,442,821	15.84%
Saving Accounts	20,146,700	0.1%	19,404,565	0.2%	22,581,015	0.16%
Time Deposits	32,333,089	18.4%	32,364,738	19.2%	35,212,103	25.0%
Current accounts with interest	2,226,348	16.3%	389,255	15.4%	—	—
Debt Securities	1,594	22.9%	1,670,383	23.4%	1,430,120	34.3%
Other interest-bearing liabilities	458	19.9%	974,137	21.8%	1,219,583	20.0%
NIM $	14.4%		14.5%		17.6%

Interest-Earning Assets & Interest-Bearing				Quarter ended
Liabilities USD	06-30-17		03-31-17		06-30-16
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	20,278,398	2.5%	16,536,078	2.6%	9,233,983	2.9%
Public Bonds	4,334,166	3.2%	2,882,160	3.0%	2,383,448	1.1%
Loans	14,564,480	2.5%	11,992,220	2.8%	6,110,631	3.9%
Other interest-earning assets	1,379,752	0.8%	1,661,698	0.5%	739,904	0.1%
Interest-Bearing Liabilities	28,452,920	0.1%	25,233,584	0.2%	16,686,595	0.5%
Saving Accounts	22,221,119	0.0%	18,699,704	0.0%	22,581,015	0.2%
Time Deposits	5,939,973	0.3%	6,151,515	0.4%	35,212,103	25.0%
Other interest-bearing liabilities	291,828	4.4%	382,365	4.6%	1,219,583	20.0%
NIM USD	1.9%		1.8%		1.3%

Results for Public and Private Securities

Income from securities and short-term investments			Quarter ended			Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Income Securities and short term inv.	778,964	592,264	801,184	794,614	1,507,146	31.5%	-48.3%
Income Interest Margin	777,079	445,641	659,167	871,502	1,073,706	74.4%	-27.6%
Bills and Notes from the Central Bank	716,362	368,754	574,204	779,982	899,872	94.3%	-20.4%
Other bonds	60,718	76,887	84,963	91,519	173,834	-21.0%	-65.1%
Income Financial Operations	(45,905)	114,066	87,426	(105,021)	406,697	-140.2%	-111.3%
Bills and Notes from the Central Bank	12,579	18,608	11,132	(162)	98,764	-32.4%	-87.3%
Other bonds	(58,484)	95,458	76,294	(104,859)	307,933	-161.3%	-119.0%
Other fixed income securities	47,789	32,557	54,590	28,133	26,743	46.8%	78.7%
CER adjustment	155,398	100,285	97,614	168,495	148,734	55.0%	4.5%

Financial income coming from public sector assets grew 31.5% in the quarter, mainly due to greater gross income generated by the BCRA bills portfolio. During the quarter, it was decided to allocate a higher percentage of liquidity to such instruments, reducing the portfolio of repo transactions.

The quarter also registered a negative impact originating in the valuation of the BOGAR 20 bond, as a result of the widening of spreads on the curve of government bonds adjusted by CER.

Net Income from Services

Net income from services			Quarter ended			Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Net income from services	1,191,061	1,234,102	1,076,422	1,300,901	1,014,393	-3.5%	17.4%
Service charge income	2,485,825	2,481,746	2,398,519	2,241,382	1,838,242	0.2%	35.2%
Service charges on deposits accounts	568,815	498,412	430,468	392,719	316,011	14.1%	80.0%
Credit cards and operations	883,586	987,996	1,000,246	998,318	863,112	-10.6%	2.4%
Insurance	151,393	168,532	170,554	162,817	152,951	-10.2%	-1.0%
Capital markets and securities activities	31,306	16,936	16,533	25,547	15,091	84.9%	107.4%
Fees related to foreign trade	77,239	67,389	70,283	64,812	59,085	14.6%	30.7%
Safety deposit box	82,482	74,202	74,569	65,730	52,497	11.2%	57.1%
Services of collection	48,661	42,022	39,283	35,549	32,785	15.8%	48.4%
Generated by subsidiaries	324,080	298,607	205,153	129,140	108,929	8.5%	197.5%
Other fees	318,263	327,651	391,430	366,750	237,780	-2.9%	33.8%
Services Charge expense	(1,294,764)	(1,247,644)	(1,322,097)	(940,481)	(823,849)	3.8%	57.2%

Net income from services fell 3.5% in comparison to the first quarter of 2017 and increased 17.4% compared to the second quarter of 2016.

Commissions maintained a good performance in the second quarter, principally those associated with deposit accounts both due to price increases and a larger volume of activity. Commissions generated by credit cards reflect an increase in consumption volumes of 6%, greater than the market, compensated by the negative impact of the decrease in the merchant discount rate, situation that will be regularized starting in the next quarter, both due to renegotiation of benefits and higher incomes that will be accounting in the line “Income from other investments”.

Expenditures increased 3.8% compared to the previous quarter and 57.2% compared to the second quarter of 2016. The year-over-year variation is explained by greater commissions paid for the LATAM Pass program, which included the client attraction campaign and promotions for purchases with credit cards and for insurance.

Administrative Expenses

Administrative expenses	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Administrative expenses	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)	(2,211,679)	4.5%	36.9%
Personnel expenses	(1,706,425)	(1,635,877)	(1,694,758)	(1,335,778)	(1,304,321)	4.3%	30.8%
General expenses	(1,320,633)	(1,261,742)	(1,165,812)	(1,037,661)	(907,358)	4.7%	45.5%
Electricity and Communications	(56,482)	(52,036)	(59,685)	(59,459)	(45,586)	8.5%	23.9%
Advertising and Promotion	(104,197)	(82,525)	(106,078)	(102,929)	(100,810)	26.3%	3.4%
Fees and external administrative services	(56,993)	(49,289)	(45,649)	(45,089)	(33,306)	15.6%	71.1%
Taxes	(282,287)	(279,474)	(265,956)	(237,145)	(211,650)	1.0%	33.4%
Organization and development expenses	(28,539)	(24,846)	(20,555)	(19,448)	(19,486)	14.9%	46.5%
Amortizations	(112,281)	(87,628)	(73,633)	(62,980)	(55,658)	28.1%	101.7%
Rents	(106,084)	(112,106)	(108,211)	(93,700)	(95,365)	-5.4%	11.2%
Maintainance, conservation and repairs	(130,637)	(134,038)	(104,528)	(85,485)	(60,417)	-2.5%	116.2%
Security Service	(71,328)	(71,101)	(66,610)	(68,533)	(56,649)	0.3%	25.9%
Carriage of valuables	(179,109)	(164,900)	(145,398)	(118,129)	(85,672)	8.6%	109.1%
Other	(192,696)	(203,799)	(169,509)	(144,764)	(142,759)	-5.4%	35.0%

Total Employees	6,190	6,219	6,265	6,114	5,985	-0.5%	3.4%

Total Branches	252	252	251	251	251	0.0%	0.4%

Administrative expenses increased 4.5% in the last three months and 36.9% in comparison with the same quarter of 2016.

Personnel expenses grew 4.3% and 30.8% compared to the previous quarter and to the second quarter of 2016, respectively.

General expenses increased 4.7% over the previous quarter and 45.5% year-over-year. Although expenses for carriage of cash show above-average variations, the improvement in monthly evolution reflects the actions implemented by the bank.

Finally, amortizations growths mainly due to the investments in technology and, starting this quarter, also due to the inclusion of the new corporate headquarters.

The efficiency ratio reached 65.5% for the quarter, falling 190 basis points in comparison to the preceding quarter. Although these ratios are above historical levels, due in large part to the aggressive client growth strategy mentioned earlier, BBVA Francés has the goal of normalizing these ratios in the coming quarters both by generating greater incomes and by implementing specific expenses reduction plans.

Other Income / Expenditures

The Other Income / Expenditures line item registered a loss of AR$ 1,168.5 million in the second quarter of 2017, which includes a provision of AR$ 1,185.8 million related to the application of the adjustment for inflation in the calculation of the income tax for the 2016 financial year.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2017, a profit of AR$ 155.1 million was registered, mainly due to the participation in BBVA Seguros, in addition to income from the valuation of the participation in Interbanking S.A. and in Prisma S.A. (a strategic alliance between VISA Argentina and Banelco S.A.).

Balance and activity

Loan portfolio

Net loans	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Private & Financial sector loans in $	71,820,037	68,429,094	66,472,453	60,724,382	57,421,059	5.0%	25.1%
Advances	9,495,624	9,463,160	9,540,668	10,783,767	10,090,439	0.3%	-5.9%
Discounted and purchased notes	9,128,070	9,227,187	9,810,847	9,267,218	7,924,229	-1.1%	15.2%
Consumer Mortgages	2,071,739	1,892,840	1,889,443	1,866,569	1,992,813	9.5%	4.0%
Car secured loans	6,986,809	6,368,608	5,628,320	5,087,540	4,563,281	9.7%	53.1%
Personal loans	11,646,873	10,522,971	9,368,939	8,172,953	7,582,330	10.7%	53.6%
Credit cards	22,516,560	21,775,867	21,539,673	18,675,353	18,307,405	3.4%	23.0%
Loans to financial sector	2,217,403	1,739,275	1,715,873	1,697,297	1,749,174	27.5%	26.8%
Other loans	8,621,253	8,200,489	7,512,590	5,605,681	5,450,379	5.1%	58.2%
Unaccrued interest	(312,439)	(315,649)	(329,346)	(299,131)	(207,673)	-1.0%	50.4%
Adj. & accrued int. & exchange diff. receivable	1,166,756	1,164,083	1,286,851	1,270,412	1,293,985	0.2%	-9.8%
Less: Allowance for loan losses	(1,718,611)	(1,609,737)	(1,491,405)	(1,403,277)	(1,325,303)	6.8%	29.7%
Private & Financial sector loans in FX	17,697,870	14,482,355	12,318,649	10,378,884	8,425,260	22.2%	110.1%
Advances	7,952	7,233	5,897	6,137	7,981	9.9%	-0.4%
Discounted and purchased notes	941,959	858,646	1,085,875	1,206,288	672,635	9.7%	40.0%
Credit cards	1,463,325	1,301,292	981,170	1,023,339	1,113,350	12.5%	31.4%
Loans to financial sector	109,892	127,133	130,914	151,183	73	n/a	n/a
Other loans	15,355,731	12,336,206	10,241,540	8,098,739	6,719,772	24.5%	128.5%
Less: Allowance for loan losses	(180,989)	(148,155)	(126,747)	(106,802)	(88,509)	22.2%	104.5%

Total Private Loans	89,517,907	82,911,449	78,791,102	71,103,266	65,846,319	8.0%	35.9%

Loans to public sector in $	140	156	98,819	93,336	83,654	-10.3%	-99.8%

Loans to public sector	138	155	8,786	8,895	8,772	-11.0%	-98.4%
Adjustment and accrued interest & exchange differences receivable	2	1	90,033	84,441	74,882	100.0%	-100.0%
Loans to non-financial public sector in foreign currency	99	—	—	—	—	n/a	n/a
Loans to public sector	99	—	—	—	—	n/a	n/a

Total loans to public sector	239	156	98,819	93,336	83,654	53.2%	-99.7%

Net Total Loans	89,518,146	82,911,605	78,889,921	71,196,602	65,929,973	8.0%	35.8%

The private sector loan portfolio totaled AR$ 89.5 billion, growing 8.0% in the quarter and 35.9% in comparison to the June 2016 balance.

In the last twelve months, loans in pesos increased 25.1%, while the figure in dollars did so at a faster rate (110.1%), with a larger volume of placements in foreign trade operations.

During the year, consumer loans registered a growth of 33.2%, with performance highlighted in both personal loans and car loans, which grew 53%, while credit cards did so at a slower pace of 23.5%, similar to the behavior seen in the last quarter. BBVA Francés is working to be a leader in the mortgage loans market, which presents positive prospects for the coming years. In this regard, monthly sales showed a growing dynamic.

Commercial loans grew 8.6% in the quarter and 41.1% in the last twelve months, with important dynamism in loans in dollars.

Total Public Sector Exposure

Public and Private Sector Exposure	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Public Sector - National Government	7,920,788	6,889,933	5,276,924	3,385,701	4,363,302	15.0%	81.5%

Public Sector Loans	239	156	98,819	93,336	83,654	53.2%	-99.7%
Total bond portfolio	7,920,772	6,889,994	5,178,318	3,292,580	4,279,865	15.0%	85.1%
Allowances	(223)	(217)	(213)	(215)	(217)	2.8%	2.8%
Bills and Notes from Central Bank	14,393,353	7,200,514	7,310,231	9,437,491	11,557,767	99.9%	24.5%

Total exposure to the Public	22,314,142	14,090,447	12,587,155	12,823,192	15,921,069	58.4%	40.2%

Private Debt	576,714	471,796	479,106	391,349	268,938	22.2%	114.4%

Total exposure to the Pub and Priv Sector	22,890,856	14,562,243	13,066,261	13,214,541	16,190,007	57.2%	41.4%

Portfolio Received for Repos	3,199,988	9,893,778	64,872	304,706	5,376,422	-67.7%	-40.5%
Public Bonds	37,061	—	—	—	—	n/a	n/a
BCRA Instruments	3,162,927	9,893,778	64,872	304,706	5,376,422	-68.0%	-41.2%

Exposure to the public sector National Government registered a 58.4% increase compared to the preceding quarter and 40.2% in the last twelve months.

The portfolio of public securities grew 15.0% over the previous quarter and 81.5% in the last twelve months, mainly due to a larger placement in Treasury Bills denominated in dollars, reducing the holdings of public securities in pesos.

The Bank’s portfolio of BCRA bills grew both compared to the preceding quarter and to the second quarter of 2016. During the first quarter of 2017, a major allocation of liquidity to repos was carried out, while in the quarter under analysis a greater proportion was allocated to bills.

On June 30, 2017, the public debt of the National Government represented 4.6% of the Bank’s assets, while Central Bank Bills reached 8.3%.

Portfolio Quality

Asset quality ratios	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Non-performing loans (1)	780,886	707,907	616,075	600,139	570,472	10.3%	36.9%
Allowance for loan losses	(1,899,600)	(1,757,892)	(1,618,152)	(1,510,079)	(1,413,812)	8.1%	34.4%
Non-performing loans/net total loans	0.85%	0.84%	0.77%	0.83%	0.85%	2.2%	0.8%
Non-performing priv. loans/net priv. loans	0.85%	0.84%	0.77%	0.83%	0.85%	2.2%	0.7%
Allowance for loan losses/non-performing	243.26%	248.32%	262.66%	251.62%	247.83%	-2.0%	-1.8%
Allowance for loan losses/net total loans	2.08%	2.08%	2.01%	2.08%	2.10%	0.1%	-1.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

BBVA Francés maintains its leadership position in terms of risk management. The asset quality ratio (non-performing loans/total loans) was 0.85% as of June 30, 2017, with a coverage ratio (provisions/non-performing loans) of 243.26%.

The delinquency ratio remained at a similar level both in comparison to the previous quarter and to the same quarter of 2016, respectively.

The following table shows the evolution of provisions for loan losses, including charges from transactions accounted for under “Other receivables” due to financial intermediation.

Evolution of provisions	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-16	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Balance at the beginning of the quarter	1,765,131	1,626,924	1,518,843	1,421,720	1,188,758	8.5%	48.5%

Increase/decrease	356,386	323,969	331,013	226,335	336,129	10.0%	6.0%
Increase/decrease-Foreign exchange diff.	13,410	(4,188)	4,630	2,374	2,363	-420.2%	-467.5%
Applications / Reversals	(226,904)	(181,574)	(227,562)	(131,586)	(105,530)	25.0%	115.0%

Balance at the end of the quarter	1,908,023	1,765,131	1,626,924	1,518,843	1,421,720	8.1%	34.2%

Deposits

Total deposits	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Deposits $ denominated	84,035,746	82,248,799	74,902,584	70,139,742	73,740,949	2.2%	14.0%

Current accounts	22,693,886	21,484,467	21,419,738	19,132,845	22,753,131	5.6%	-0.3%
Saving accounts	27,221,181	23,190,831	21,273,125	17,365,933	17,453,110	17.4%	56.0%
Time deposits	32,209,592	35,197,959	30,079,381	31,865,941	31,944,736	-8.5%	0.8%
Peso denominated	31,963,572	35,001,533	30,076,548	31,863,676	31,943,528	-8.7%	0.1%
CER adjusted time deposits	246,020	196,426	2,833	2,265	1,208	n/a	n/a
Investment Accounts	213	85,194	85,194	85,091	85,591	-99.7%	n/a
Other	1,910,874	2,290,348	2,045,146	1,689,932	1,504,381	-16.6%	27.0%

Deposits FX denominated	41,638,489	40,573,257	39,719,184	21,765,448	19,086,318	2.6%	118.2%

Current accounts	126,632	89,817	782,954	848,591	1,578,285	41.0%	-92.0%
Saving accounts	30,552,506	23,779,226	21,318,030	14,956,855	12,146,478	28.5%	151.5%
Time deposits	6,270,117	5,961,593	6,220,811	5,200,667	4,962,250	5.2%	26.4%
Other	4,689,234	10,742,621	11,397,389	759,335	399,305	-56.3%	n/a

Total deposits	125,674,235	122,822,056	114,621,768	91,905,190	92,827,267	2.3%	35.4%

Total deposits reached AR$ 125.7 billion, with increases of 2.3% during the second quarter of 2017 and 35.4% in the last twelve months.

In terms of currency, deposits in pesos went up 2.2% compared to the previous quarter and 14.0% annually, with transactional deposits growing 11.7% and 24.1% in the same periods. Time deposits decreased 8.5% in the quarter while it grew only 1% year-over-year, the Bank followed a strategy of lower portfolio in the corporate segment as a result of an excess of liquidity.

In relation of deposits denominated in foreign currency, it registered an important increase of 118.2% in comparison to the same quarter of the previous year, in part as a result of the application of the tax amnesty regime. During the last quarter, the established time of compulsory permanence established by such regime finished, so part of such deposits were transferred to mutual funds, resulting in a lower growth of 2.6%

At the close of June 2017, deposits in foreign currency reached AR$ 41.6 billion (equal to USD 2.5 billion), representing 33.1% of the Bank’s total deposits.

Other Sources of Funds

Other funding sources	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Lines from other banks	1,382,049	1,435,605	1,502,786	1,875,463	1,076,653	-3.7%	28.4%
Senior Bonds	2,115,473	2,056,274	2,211,078	2,093,095	1,583,253	2.9%	33.6%

Total other funding sources	3,497,522	3,491,879	3,713,864	3,968,558	2,659,906	0.2%	31.5%

Capitalization

Capitalization	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
Capital Stock	536,878	536,878	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	14,516,667	14,516,667	11,783,995	11,783,995	11,783,995	0.0%	23.2%
Unrealized valuation difference	1,322,775	1,605,770	3,643,672	3,061,267	2,128,342	-17.6%	-37.8%
Total stockholders’equity	16,871,810	17,154,805	16,460,035	15,877,630	14,944,705	-1.6%	12.9%

Total shareholders’ equity totaled AR$ 16.9 billion as of June 30, 2017. The capital ratio for the same period was 13.1% (accounted paid-in capital/risk-weighted assets), registering a decline of 63 and 242 basis points during the quarter and the year, respectively.

Central Bank Requirements	Quarter ended					Δ% quarter ended 06-30-17 vs quarter ended
(in thousands of pesos)	06-30-17	03-31-16	12-31-16	09-30-16	06-30-16	03-31-17	06-30-16
CB Minimum Capital Requirements	11,608,879	11,206,375	10,577,441	9,406,443	8,408,006	3.6%	38.1%
CB Minimum Capital Requirements(a,b)	11,608,879	11,206,375	10,321,905	9,225,447	8,231,916	3.6%	41.0%
Increase in capital req. related to custody	—	—	255,536	180,996	176,090	n/a	-100.0%
a) CB Minimum Capital Requirements	11,608,879	11,206,375	10,321,905	9,225,447	8,231,916	3.6%	41.0%
Allocated to Asset at Risk	9,046,865	8,785,277	7,926,163	7,017,244	6,066,448	3.0%	49.1%
Market Risk	287,776	270,773	291,744	211,525	297,602	6.3%	-3.3%
Operational Risk	2,274,238	2,150,325	2,103,998	1,996,678	1,867,866	5.8%	21.8%
b) Min. Cap. required for the G.F.S. of the Pas-as-you-go System managed by the Arqentine Republic	—	—	1,022,144	723,985	704,360	n/a	-100.0%
1% of the securities in custody and book-entry notes	—	—	1,022,144	723,985	704,360	n/a	-100.0%
Bank Capital	18,632,561	18,843,971	17,420,859	16,694,008	15,669,000	-1.1%	18.9%
Ordinary Capital Level 1	17,451,690	17,674,906	16,698,101	16,056,616	15,086,805	-1.3%	15.7%
Dedusctions Ordinary Capital Level 1	(525,144)	(465,878)	(390,238)	(360,327)	(337,279)	12.7%	55.7%
Capital Level 2	1,260,472	1,169,850	1,112,996	997,719	919,474	7.7%	37.1%
Aditional Capital Level 1	445,543	465,093	—	—	—	-4.2%	n/a
Excess over Required Capital	7,023,682	7,637,596	6,843,418	7,287,565	7,260,994	-8.0%	-3.3%
Capital Ratio (Central Bank rules)	13.1%	13.8%	13.8%	14.8%	15.6%	-4.6%	-15.6%
Excess over Required Capital as a % of Shareholders’Equity	41.6%	45.3%	39.9%	44.3%	45.7%	-8.0%	-9.0%

Conference Call

On Monday, August 14, 2017, at 1:00 p.m. (Argentina time) a conference call will be held to comment on the results of the quarter.

Those who wish to participate should contact the following numbers:

0800-444-2930 (from Argentina)

+ 1 877-317-6776 (from the United States)

+ 1 412 317 6776 (from other countries)

Conference ID: BBVA

To access the webcast:

http://webcast.engage-x.com/Cover.aspx?Platformld=rPBRIOk5y7IBkoZ9SV7jvg%3D%3D

To request the Replay, contact:

+ 1-877-344-7529 (from the United States)

+ 1-412-317-0088 (from other countries)

The replay will be available until August 21, 2017

Replay access code: 10110863

Internet

This press release is available on the web page of BBVA Francés. www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16
Cash and due from banks	37,048,209	41,149,362	48,226,105	30,296,084	26,524,315
Government and Private Securities	25,749,754	24,205,939	12,706,389	13,128,861	21,279,564
Holdings booked at fair value	6,992,766	5,646,590	4,274,229	3,291,490	4,241,363
Holdings booked at amortized cost	965,068	1,243,404	904,089	1,090	38,502
Listed Private Securities	235,863	221,870	153,181	94,299	65,726
Bills and Notes from the Central Bank	17,556,280	17,094,292	7,375,103	9,742,197	16,934,190
Less: Allowances	(223)	(217)	(213)	(215)	(217)
Loans	89,518,146	82,911,605	78,889,921	71,196,602	65,929,973
Loans to the private & financial sector	89,517,907	82,911,449	78,791,102	71,103,266	65,846,319
Advances	9,503,576	9,470,393	9,546,565	10,789,904	10,098,420
Discounted and purchased notes	10,070,029	10,085,833	10,896,722	10,473,506	8,596,864
Secured with mortgages	2,071,739	1,892,840	1,889,443	1,866,569	1,992,813
Car secured loans	6,986,809	6,368,608	5,628,320	5,087,540	4,563,281
Personal loans	11,646,873	10,522,971	9,368,939	8,172,953	7,582,330
Credit cards	23,979,885	23,077,159	22,520,843	19,698,692	19,420,755
Loans to financial sector	2,327,295	1,866,408	1,846,787	1,848,480	1,749,247
Other loans	23,976,984	20,536,695	17,754,130	13,704,420	12,170,151
Less: Unaccrued interest	(312,439)	(315,649)	(329,346)	(299,131)	(207,715)
Plus: Interest & FX differences receivable	1,166,756	1,164,083	1,286,851	1,270,412	1,293,985
Less: Allowance for loan losses	(1,899,600)	(1,757,892)	(1,618,152)	(1,510,079)	(1,413,812)
Public Sector loans	239	156	98,819	93,336	83,654
Principal	237	155	8,786	8,895	8,772
Plus: Interest & FX differences receivable	2	1	90,033	84,441	74,882
Other banking receivables	9,771,087	26,190,719	2,427,906	7,890,155	9,659,883
Repurchase agreements	3,039,700	9,784,973	—	305,269	5,084,968
Unlisted private securities	340,851	249,926	325,925	297,050	203,212
Other banking receivables	6,398,959	16,163,059	2,110,753	7,296,600	4,379,611
Less: provisions	(8,423)	(7,239)	(8,772)	(8,764)	(7,908)
Investments in other companies	514,077	539,825	510,878	499,226	473,517
Intangible assets	354,534	331,419	315,811	286,330	272,423
Goodwill	3,296	3,386	3,476	3,566	—
Organization and development charges	351,238	328,033	312,335	282,764	272,423
Other assets	9,459,638	8,999,121	8,638,393	7,592,656	7,405,309

Total Assets	172,415,445	184,327,990	151,715,403	130,889,914	131,544,984

Deposits	125,674,235	122,822,056	114,621,768	91,905,190	92,827,267
Current accounts	22,820,518	21,574,284	22,202,692	19,981,436	24,331,416
Saving accounts	57,773,687	46,970,057	42,591,155	32,322,788	29,599,588
Time deposits	38,479,709	41,159,552	36,300,192	37,066,608	36,906,986
Investment Accounts	213	85,194	85,194	85,091	85,591
Rescheduled deposits CEDROS	1,951	1,951	1,959	2,224	2,224
Other deposits	6,598,157	13,031,018	13,440,576	2,447,043	1,901,462
Other banking Liabilities	21,152,694	37,891,164	13,785,069	17,131,159	17,439,924
Other provisions	2,587,759	1,317,224	1,375,154	1,169,099	1,113,625
Other contingencies	2,587,159	1,316,606	1,374,573	1,168,415	1,112,968
Guarantees	600	618	581	684	657
Other liabilities	5,564,345	4,607,529	4,856,020	4,423,620	4,908,410
Minority interest	564,602	535,212	617,357	383,216	311,053

Total Liabilities	155,543,635	167,173,185	135,255,368	115,012,284	116,600,279

Total Stockholders’ equity	16,871,810	17,154,805	16,460,035	15,877,630	14,944,705

Total liabilities + stockholders’ equity	172,415,445	184,327,990	151,715,403	130,889,914	131,544,984

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16
Financial income	5,637,429	5,280,611	5,540,183	5,472,394	6,159,658

Interest on Cash and Due from Banks	—	—	—	—	—
Interest on Loans Granted to the Financial Sector	109,189	90,605	113,359	125,081	136,181
Interest on Overdraft	679,137	769,018	843,578	954,753	927,369
Interest on Discounted and purchased notes	453,878	463,665	503,617	519,273	519,982
Interest on Mortgages	86,063	88,634	92,677	100,347	100,306
Interest on Car Secured Loans	296,662	298,138	280,469	277,860	276,984
Interest on Credit Card Loans	1,029,208	1,064,647	1,048,804	982,507	1,005,398
Interest on Financial Leases	110,471	107,085	108,107	109,609	114,964
Interest on Other Loans	1,274,390	1,178,537	1,106,035	1,060,249	1,005,356
From Other Banking receivables	852	548	185	398	95
Interest on Government Guaranteed Loans Decree 1387/01	—	1,081	6,810	10,728	9,820
Income from Securities and Short Term Investments	778,964	592,264	801,184	794,612	1,507,146
CER	155,398	100,285	97,613	168,496	148,734
Foreign exchange difference	431,991	306,004	458,312	240,758	333,214
Other	231,226	220,100	79,433	127,723	74,109

Financial expenses	(2,204,490)	(2,216,835)	-2,287,923	-2,636,033	-2,816,856

Interest on Current Account Deposits	(95,546)	(14,811)	—	—	—
Interest on Saving Account Deposits	(7,962)	(7,760)	(7,817)	(8,710)	(9,019)
Interest on Time Deposits	(1,457,271)	(1,534,706)	(1,618,512)	(2,031,231)	(2,195,456)
Interest on Other Banking Liabilities	(207,362)	(215,259)	(222,302)	(193,998)	(191,555)
Other interests (includes Central Bank)	(312)	(629)	(674)	(881)	(1,128)
CER	(15,410)	(1,915)	(126)	(86)	(105)
Bank Deposit Guarantee Insurance system mandatory contributions	(52,593)	(48,777)	(40,376)	(37,514)	(34,600)
Mandatory contributions and taxes on interest income	(358,932)	(355,405)	(352,205)	(340,249)	(338,278)
Other	(9,102)	(37,573)	(45,911)	(23,364)	(46,715)

Net financial income	3,432,939	3,063,776	3,252,260	2,836,361	3,342,802

Provision for loan losses	(356,386)	(323,969)	(331,013)	(226,335)	(336,129)
Income from services, net of other operating expenses	1,191,061	1,234,102	1,076,422	1,300,901	1,014,393
Administrative expenses	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)	(2,211,679)
Income (loss) from equity investments	155,131	19,491	17,083	20,132	102,183
Net Other income	(1,168,459)	855,111	(141,517)	(4,163)	(27,480)
Income (loss) from minority interest	(29,601)	(27,853)	(13,547)	(24,753)	(34,113)

Income before tax	197,627	1,923,039	999,118	1,528,704	1,849,977

Income tax	(480,622)	(317,269)	(416,713)	(595,779)	(886,719)

Net income	(282,995)	1,605,770	582,405	932,925	963,258

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16
Cash and due from banks	37,048,209	41,149,363	48,226,107	30,296,084	26,524,319
Government Securities	25,780,524	24,238,431	12,738,809	13,166,151	21,319,864
Loans	89,518,146	82,911,605	78,889,921	71,196,602	65,929,973
Other Banking Receivables	9,771,087	26,190,719	2,427,906	7,891,047	9,660,033
Assets Subject to Financial Leasing	2,177,021	2,088,865	2,046,971	2,110,038	2,247,058
Investments in other companies	509,594	535,221	507,625	493,463	465,736
Other assets	7,643,197	7,250,043	6,915,372	5,779,511	5,442,251

Total Assets	172,447,778	184,364,247	151,752,711	130,932,896	131,589,234

Deposits	125,674,032	122,822,030	114,621,753	91,904,217	92,827,261
Other banking liabilities	21,152,694	37,891,313	13,785,682	17,135,935	17,440,527
Minority interest	568,437	539,151	620,141	388,147	317,712
Other liabilities	8,180,805	5,956,948	6,265,100	5,626,967	6,059,029

Total Liabilities	155,575,968	167,209,442	135,292,676	115,055,266	116,644,529

Total Stockholders’ Equity	16,871,810	17,154,805	16,460,035	15,877,630	14,944,705

Stockholders’ Equity + Liabilities	172,447,778	184,364,247	151,752,711	130,932,896	131,589,234

Net Income

	06-30-17	03-31-17	12-31-16	09-30-16	06-30-16
Net Financial Income	3,433,241	3,066,449	3,253,700	2,838,936	3,347,768
Provision for loan losses	(356,386)	(323,969)	(331,013)	(226,335)	(336,129)
Net Income from Services	1,191,061	1,234,102	1,076,422	1,300,901	1,014,393
Administrative expenses	(3,029,516)	(2,899,037)	(2,856,270)	(2,379,655)	(2,220,410)
Net Other Income	(1,011,209)	874,626	(132,186)	18,012	77,506

Income Before Tax	227,191	1,952,171	1,010,653	1,551,859	1,883,128

Income Tax	(480,689)	(317,392)	(416,849)	(595,909)	(886,809)

Net income	(253,498)	1,634,779	593,804	955,950	996,319

Minoritary Interest	(29,497)	(29,009)	(11,399)	(23,025)	(33,061)

Net income for Quarter	(282,995)	1,605,770	582,405	932,925	963,258

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 10, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer